  Exhibit 99.1

Silver Elephant Appoints Mining Veteran Robert Van Drunen as Chief Operating Officer

Vancouver, British Columbia, September 27, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce the appointment of Robert Van Drunen as the Company’s Chief Operating Officer. Mr. Van Drunen joined the Company as a consultant in May 2021 and will transition to his new role effective September 27, 2021.

Robert Van Drunen, who is based in Thompson, Manitoba, has over 30 years of experience with Vale and Inco. He started his mining career with Inco in 1990 and progressed through his career with increasing levels of responsibility, including Mine Manager and most recently Senior Project Manager of the Thompson Operation. In the latter role, he led multi-disciplinary teams in all aspects of mining, including operations (both underground and open pit), maintenance, exploration, procurement, supply chain management, and contract management.

Mr. Van Drunen holds a Masters Certificate in Project Management from York University. He specializes in process improvement and cost control, as well as an award winning track record for zero-harm safety culture.

Mr. Van Drunen comments, “As the Company’s Chief Operating Officer and with 31 years of hands-on mining and top-to-bottom operational experience, I look forward to leading Silver Elephant’s mining projects including Bolivia and Mongolia, from exploration, permitting, through to mine construction and production.”

Mr. Van Drunen will also assist with Silver Elephant’s proposed spinout plan of arrangement (the “Arrangement”) as announced on August 26, 2021 and September 23, 2021. Subject to applicable laws, and any approvals as may be required, Mr. Van Drunen is expected to play a key role at Flying Nickel Mining Corp. which is expected to own and operate the Minago nickel project within the Thompson Nickel Belt following the Arrangement.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the completion and structure of the Arrangement, anticipated shareholder, court and regulatory approvals, the realization of the anticipated benefits deriving by any entity from the Arrangement or from the Company’s or in relation to any spinco of the Company (each, a “SpinCo”) created in connection with the Arrangement, including Flying Nickel Mining Corp., such SpinCo’s assets or investments, the general performance of the assets of the Company and any SpinCo, and the results of exploration, development and production activities as well as expansions projects relating to the properties of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest; the accuracy of expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements are not guarantees of performance.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of the Company which is filed with the Canadian securities commissions and available electronically under the Company’s issuer profile on SEDAR at www.sedar.com and the Company’s Form 20-F annual report for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission and available electronically under the Company’s issuer profile on EDGAR at www.sec.gov. The forward‐looking statements set forth herein reflect the Company’s expectations as at the date of this press release and are subject to change after such date. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.